EDA's SaaS platform makes culture visible to decision-makers as the one-stop-shop for all surveys.


EDAINC
Enterprise-Level SaaS & AI Platform designed to
Make Culture Visible
to the Leaders, the Board, the Investors, & Potential Employees
$1 Million Equity Raise | 2021
Creating Compelling Cultures that Last
Through Trusted, High-Quality Partnership since 1982
1

Highlights

1. Software designed to make culture visible revolutionizing real-time leadership decisions through actionable insights

2. EDA's strategy is to capture employee sentiment through a robust AI and one-stop-shop survey platform

3. We believe SW solution is scalable & enables sticky SaaS and Ai revenue and profits w/ long-term recurring revenue

4. The company, run by an experienced team, is revenue-generating and expected to be profitable by 2022 (not guaranteed)

5. EDASurveys beta product is in use, with a full offering expected to be available in early 2022

5. EDASurveys beta product is in use, with a full offering expected to be available in early 2022

6. EDASurveys is targeted to a large addressable market of $10B - 170k companies w/100+ employees in the US

7. Boards are going to be held accountable by investors for ESG metrics including human capital, leadership, & governance

8. EDA has an established global human capital brand w/marquis clients, access to the "top of the house" and 500,000+CRM

Our Team



Bonnie Hagemann

Bonnie has founded and led companies, led and outsourced functions for large corporations, designed products, ran biz dev, taken products to market, and coached and advised over 200 CEOs and Senior leaders on leadership, strategy & culture.

Because success and expertise building a world-class, "top of the house" Human Capital firm, we know that being able to have a visibility on culture is key going forward. Leaders need to be able to create a compelling culture, boards need to be able to hold management accountable & investors need data to make good Q&A decisions.



Demetri Poulikidis

Demetri is a world-class lead developer and CTO, best known for building the Elitium crypto-currency platform. He has also built powerful, secure platforms for Adobe and PlayStation.



Laura Kiernan

Laura is the CEO & Founder of High Touch Investor Relations. She has raised billions of dollars in corporate funding and is recognized by Institutional Investor as a top IRO with more than two decades of experience in IR, finance, and accounting



Gian Colombo

Gian is known for bringing technical and strategic perspectives to a wide range of business problems. He has designed simulations for the Department of Defense, developed front-end UI for networking applications, managed learni



Kelli Adams

Kelli is known by our clients as a trusted business partner, certified HR professional, executive coach, experienced HR/talent leader, and a strategic advisor with a passion for aligning people and strategy.



Amy Sullivan

Amy manages all day-to-day operations, vendor relations, contracting as well as provides a wide range of administrative and logistical support. She brings over 19 years of experience in diverse environments.



Traci Clayton, PhD

Traci co-leads and provides business development for EDA's premium services. Some of her impressive work includes her role as the North American leader and Managing Principal for the Talent Management p



Scott Dannemiller

Scott co-leads and provides business development for our premium services. He designs and delivers clients solutions and staffs and manages major client projects.He was an early leader in technical training and delivery working for large compan



Kevin King

Kevin has over thirty years of experience including extensive experience working with and for "Big 4" consulting firms delivering strategic engagements and driving transformational change. He has worked with clients domestically and internationally.

Pitch


EDAINC
Enterprise-Level SaaS & AI Platform designed to
Make Culture Visible
to the Leaders, the Board, the Investors, & Potential Employees
$1 Million Equity Raise | 2021
Creating Compelling Cultures that Last
Through Trusted, High-Quality Partnerships since 1982
1


EDAINC
Investment Highlights
1
The Problem: Decision-makers need to be able to see culture in order to make wise decisions & today, there is no clear way. For example, boards are being held accountable cultures that they often are kept from seeing & the #1 reason for M&A failures is culture clash.
Our Solution: EDA's proprietary enterprise technology solution is designed to make culture visible
1. To the leaders so they can be proactive & create a conducive environment for their employees



2. To the board so they can ask good strategic questions of management and hold them accountable for creating a compelling culture
3. To **investors** so they can vote with their pocketbooks on investments and make wise decisions on mergers and acquisitions.
4. To **potential employees** so they can make informed employment decisions.

SURVEYSAURUS

PLATFORM OVERVIEW


DASHBOARD
DATABASE
OUR SURVEYS
OUR SURVEYS

STRATEGIC DASHBOARDS

- Leaders will have culture at their finger-tips & can drill down to the team level
- APIs add additional input *(financials, turnover, & sick leave)*
- The Board, Investors & Potential Employees will have a high-level view on culture
- It will be CEO Endorsed
- It will be predictive - sending an alert when there is a tone change in the organization.

SURVEYSAURUS


Sunrise Capital, LLC
87%
Group Activity

Vision: To Make Culture Visible to the Leaders, the Board & the Investors by becoming the One-Stop-Shop for all Employee Surveys


EDAINC

Investment Highlights

2

- Highly scalable from the largest company to the smallest and across every geographic region
- Sticky because once a company starts using our platform for their culture survey and 360s they will not want to change platforms.
- One-stop shop for all employee surveys with easy to change templates
- Easy, clean, & attractive (like an iPhone for corporate surveys & culture)
- HR & Leadership Development's best friend
- Use AI to capture sentiment/tone and providing a predictive alert when there is significant change



Run by an Experienced, Well-Connected Team


Bonnie Hagemann
CEO & Owner


Amy Sullivan
Chief of Staff


Kelli Adams
COO & Government


Gian Colombo
Creative Director/UX


Demetri Poulikidis
CTO


Laura Kiernan
CFO & Investor Relations


Traci Clayton
Chief Ex. Dev. Officer


Scott Dannemiller
Chief Learning Officer


Kevin King
Head of DE&I

Competition Analysis

	EDA	CultureAmp	Fifteen5	Qualtrics
One-stop shop for all employee &	✓			



customer surveys				
Visibility on Culture for the boards, the investors & potential employees	✓			
Predictive	✓			
Use AI to capture sentiment	✓	✓	✓	✓
Real time actionable insight	✓	✓	✓	✓
Self-service model: Customer controls their own data	✓	✓	✓	✓

7



EDAINC
Creating Compelling Cultures That Last
Capital Raise | Searching for $1 Million
How Much We Need
$1,070,000
How We Will Use It
Sales & Marketing
Technology Development
Team Acquisition & Retention
Product Development
How You Will Get An ROI
IPO in 4 to 5 Years
8

**The above slide contains forward-looking projections that are not guaranteed.*



EDAINC
Investment Highlights
3
Top-tier Team:
• CEO with 20 years experience starting, acquiring, selling and leading businesses, designing, building & selling products and building winning teams & who is highly respected advisor to the corporate c-suite, leading academics and as a leadership thought-leader
• CTO who has built high-performing platforms for Elitium crypto currency, Adobe and Playstation
• CFO/IR Leader who has raised billions of dollars from start-ups to public companies & who is ranked in the top 3 IR experts for buy side & sell side mid-cap on Wall Street
Targeted to a large, unlimited addressable market of over $70b with limited competition
170,000+ US Companies alone with over 100 employees
Anticipated average annual spend per customer is $27K with a 7.4 year expected average lifespan yielding a $200K average spend per customers
Expect an IPO exit for investors in 4 to 5 years
3-pronged sales approach
• Our leaders will reach out to top-of-the house leaders, board members and investors
• Our enterprise sales team will target organizations with 100+ employees for direct sell & professional service firms as resellers
• Both groups will work to reach the coaching market where we have created a strategic approach to gain their loyalty.



Pro Forma
Revenue
$25,000,000.00
$20,000,000.00
$15,000,000.00
$10,000,000.00
$5,000,000.00
$0.00
2022
2023
2024
2025
Revenue
$3,446,000.00
$6,719,000
$11,786,600
$20,809,445
$2.5K cost of customer acquisition
$27K avg per customer for the next 7 years = lifetime value approximately $200K per customer
www.executivedevelopment.com

**The above slide contains forward-looking projections that are not guaranteed.*



EDAINC
Thank You
Bonnie Hagemann
CEO of EDA, Inc.
www.executivedevelopment.com



Notice and Disclaimer
This presentation is confidential and may contain privileged information or may otherwise be protected by disclosure. Any unauthorized disclosure, copying, distribution or use of the information contained herein is strictly prohibited. Nothing contained in this disclaimer shall be construed in any way to grant permission confidential information or as a waiver of confidentiality or privilege.
These materials are for informational purposes only. Nothing herein should be construed as an attempt to effect any transaction in or induce or attempt to induce the sale of any security or as a promise to undertake or solicit business.
Contacts:
Bonnie Hagemann
CEO & Owner
Laura Kiernan
CFO & Investor Relations
www.executivedevelopment.com

Downloads

Press Release EDA 2021 Trends in Executive Development final.pdf

Press Release Courage to Advance Global.pdf

EDA Press Release.html